Exhibit 99.1
Operating and Financial Review

The following discussion should be considered together with our unaudited financial information included with this release and the section contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 (the “2017 Annual Report”), “Item 5. Operating and Financial Review and Prospects”. Certain information and disclosures normally included in consolidated financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) have been omitted from this release.

As used herein, references to “we,” “us,” the “company,” or “trivago,” or similar terms shall mean trivago N.V. and, as the context requires, its subsidiaries.

On September 7, 2017, the merger of trivago GmbH into and with trivago N.V. became effective. Prior to the merger, trivago N.V. consolidated trivago GmbH, and prior to the pre-IPO corporate reorganization that we completed in connection with our initial public offering, or IPO, and as described in more detail in the 2017 Annual Report, trivago GmbH was considered to be the predecessor to trivago N.V. for accounting and reporting purposes.

Overview

trivago is a global hotel search platform. We are focused on reshaping the way travelers search for and compare hotels, while enabling advertisers to grow their businesses by providing access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their hotel searches and providing access to a deep supply of hotel information and prices. As of September 30, 2018, we offered access to more than 2.5 million hotels and other types of accommodation including over 1.0 million units of alternative accommodation, such as vacation rentals and private apartments, in over 190 countries.

Our search platform forms the core of our user experience and can be accessed globally via 55 localized websites and apps in 33 languages. Our users initially search via a text-based search function, which supports searches across a broad range of criteria. This leads through to a listings page that displays search results and allows for further refinement based on more nuanced filters. Additionally, we enhance our users’ experience by giving them the option to display their search results in listing or map formats. Users can search our platform on desktop and mobile devices, and benefit from a familiar user interface, resulting in a consistent user experience. In the third quarter of 2018, our revenue share from mobile websites and apps continued to exceed 60%.

Highlights

•	In the third quarter of 2018, we returned to profitability as we reduced our Advertising Spend to adapt to the changing dynamics on our marketplace.

•
While our shift in focus to profitability resulted in improvements in our Return on Advertising Spend ("ROAS") in the third quarter of 2018, it also resulted in a decline in revenue and Qualified Referrals as compared to the same period in 2017.

•	Consolidated ROAS improved to 135.9% in the third quarter of 2018 and to 116.8% in the nine months ended September 30, 2018, respectively, compared to 110.9% and 114.7% in the same periods in 2017.

•
Total revenue decreased to €253.7 million in the third quarter of 2018, representing a decline of 12% year-over-year, compared to €287.9 million in the same period in 2017. Total revenue decreased to €748.0 million in the nine months ended September 30, 2018 compared to €853.8 million for the same period in 2017, representing a 12% decline period-over-period.

•
The number of Qualified Referrals decreased to 189.1 million in the third quarter of 2018, or by 12%, compared to 214.2 million in the third quarter of 2017. The number of Qualified Referrals decreased to 555.6 million in the nine months ended September 30, 2018, compared to 587.8 million for the same period in 2017, or by 5% period-over-period.

•
Net income in the third quarter of 2018 was €10.1 million, compared to a net loss of €7.7 million in the third quarter of 2017. Net loss in the nine months ended September 30, 2018 was €32.5 million, compared to net loss of €3.5 million for the same period in 2017.

•
Adjusted EBITDA(1) was €26.6 million in the third quarter of 2018, compared to an Adjusted EBITDA loss of €7.1 million in the third quarter of 2017. For the nine months ended September 30, 2018, Adjusted EBITDA was a loss of €13.0 million, compared to Adjusted EBITDA of €15.3 million for the same period in 2017.

Financial Summary & Operating Metrics (€ millions, unless otherwise stated)

	Three months ended September 30,			Nine months ended September 30,
	2018	2017	Δ Y/Y	2018	2017	Δ Y/Y
Total Revenue	253.7	287.9	(12)%	748.0	853.8	(12)%
Qualified Referrals (in millions)	189.1	214.2	(12)%	555.6	587.8	(5)%
Revenue per Qualified Referral (in €)	1.32	1.32	0%	1.33	1.43	(7)%
Operating income/(loss)	17.9	(14.3)	n.m.	(38.0)	(4.8)	n.m.
Net income/(loss)	10.1	(7.7)	n.m.	(32.5)	(3.5)	n.m.
Net income/(loss) attributable to trivago N.V.	10.1	(5.9)	n.m.	(32.5)	(2.9)	n.m.
Return on Advertising Spend	135.9%	110.9%	25.0 ppts	116.8%	114.7%	2.1 ppts
Adjusted EBITDA(1)	26.6	(7.1)	n.m.	(13.0)	15.3	n.m.
n.m. not meaningful
(1) “Adjusted EBITDA” (Adjusted Earnings Before Interest, Taxes, Depreciation, Amortization, and Share Based Compensation) is a non-GAAP measure. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 24 to 25 herein for explanations and reconciliations of non-GAAP measures used throughout this release.

Business Overview

Marketing
We believe that building and maintaining our brand and clearly articulating our role in travelers' hotel discovery journey will continue to drive both travelers and advertisers to our platform to connect in a mutually beneficial way. We focus the efforts of our marketing teams and Advertising Spend towards building effective and efficient messaging for a broad audience. The amount and nature of our advertising spend varies across our markets, depending on multiple factors including the emphasis we wish to place on profitability versus traffic growth, cost efficiency, local media dynamics, the size of the market and our existing brand presence in that market.

Brand Marketing
To grow brand awareness and increase the likelihood that users will visit our websites and apps, we invest in brand marketing globally across a broad range of media, including TV marketing, video marketing (such as YouTube) and out-of-home advertising.

We also generate and distribute online hotel and travel content as a means of engaging with travelers, for example, via social media. Mobile app marketing is becoming increasingly important with the continuous shift from desktop to mobile.

Performance Marketing
We market our services and directly acquire traffic for our websites by purchasing travel and hotel-related keywords from general search engines and through advertisements on other online marketing channels. These activities include advertisements through search engines, such as Baidu, Bing, Google and Yahoo! (commonly referred to as Search Engine Marketing, or SEM), and through display advertising campaigns on advertising networks, affiliate websites, social networking sites and email marketing (commonly referred to as Display, Email and Affiliate Advertising, or DEA).

Advertiser Relations
Our advertiser relations team seeks to provide tailored advice to each of our existing and prospective online travel agencies, or OTAs, providers of alternative accommodation, hotel chains and independent hotel advertisers. We have dedicated sales teams that manage the process of onboarding advertisers, maintain ongoing relationships with advertisers, work with advertisers to help them optimize their outcomes from the trivago platform and provide guidance on additional tools and features that could further enhance advertisers’ experience. We aim to remain in close dialogue with OTAs and sophisticated hotel chains to better understand each advertiser’s specific needs and objectives in order to offer optimal solutions through our marketplace.

Our advertisers include:

•
OTAs, including large international players, such as brands affiliated with Expedia Group, Inc. ("Expedia Group") and Booking Holdings, Inc. ("Booking Holdings"), as well as smaller, regional and local OTAs;

•	Hotel chains, including large multi-national hotel chains and smaller regional chains;

•	Individual hotels; and

•	Providers of alternative accommodation, such as vacation rental or private apartments.

We generate the large majority of our revenue from OTAs. Certain brands affiliated as of the date hereof with our majority shareholder, Expedia Group, including Brand Expedia, Hotels.com, HomeAway, Orbitz, Travelocity, Hotwire, Wotif and ebookers, in the aggregate, accounted for 36% of our total revenue for the years ended December 31, 2017 and 2016. Booking Holdings and its affiliated brands, Booking.com,

Priceline.com and Agoda, accounted for 44% and 43% of our total revenue for the years ended December 31, 2017 and 2016, respectively.

For the three months ended September 30, 2018, brands affiliated with Expedia Group and Booking Holdings accounted for 32% and 44% of our total revenue, respectively, as compared to 34% and 45% of our total revenue, in the same period in 2017. For the nine months ended September 30, 2018, brands affiliated with Expedia Group and Booking Holdings accounted for 36% and 40% of our total revenue, respectively, as compared to 35% and 47% of our total revenue, in the same period in 2017.

Marketplace
We design our algorithm to showcase the hotel room rate offers that we believe will be of most interest to our users, emphasizing those offers that are more likely to be clicked and ultimately booked on our advertisers' websites. We consider booking conversion, which we describe in more detail below, to be a key indicator of user satisfaction on our website. At the core of our ability to match our users’ searches with large numbers of hotel offers is our auction platform, which we call our marketplace. With our marketplace, we provide advertisers a competitive forum to access user traffic by facilitating a vast quantity of auctions on any particular day. Advertisers do this by submitting hotel room rates on our marketplace and cost-per-click, or CPC, bids for each user click on an advertised rate for a hotel. By clicking on a given rate, an individual user is referred to that advertiser’s website where the user can complete the booking. Advertisers can submit and adjust CPC bids on our marketplace frequently - as often as daily - on a property-by-property and market-by-market basis, and provide us with information on hotel room rates and availability on a near-real time basis.

In determining the prominence given to offers and their placement in our search results, including in hotel comparison search results for a given location and on detail pages for a given property, our proprietary algorithm considers a number of factors in a dynamic, self-learning process. These include the advertiser’s offered rate for the hotel room, the likelihood the offer will match the user’s hotel search criteria, data we have collected on likely booking conversion and user experience (as reflected in our assessment of the quality of users' experience after clicking out to an advertiser from our website, which functions as an adjustment to advertisers’ CPC bids in our marketplace auction process, or relevance assessment) and the CPC bids submitted by our advertisers.

We believe the most influential factors impacting bidding behavior for our largest advertisers is the rate at which our Qualified Referrals result in bookings on their websites, or booking conversion, and the amount our advertisers obtain from qualified referrals as a result of hotels booked on their sites, or booking value. We refer to the degree to which we are able to share in the overall estimated booking revenues generated by our advertisers from our referrals as "commercialization". The quality of the traffic we generate for our advertisers increases when booking conversion and/or booking value increases. We estimate overall booking conversion and booking value from data voluntarily provided to us by certain advertisers to better understand the drivers in our marketplace, and in particular, to gain insight into how our advertisers manage their advertising campaigns. While we believe the quality of the traffic we referred to our advertisers improved in the third quarter of 2018, the information we used as the basis for this analysis is subject to a number of uncertainties, including those related to the accuracy of the information we receive from our advertisers and the methodologies we use to track and analyze whether a user ultimately completes a booking.

Assuming unchanged dynamics in the market beyond our marketplace, we would expect that the higher the potential booking value or conversion generated by a Qualified Referral and the more competitive the bidding, the more an advertiser is willing to bid for a hotel advertisement on our marketplace. This means that the levels of advertisers' CPC bids generally reflect their view of the likelihood that each click on an offer will result in a booking by a user. We believe our attribution model and product optimization measures have contributed to continuous improvement in our referred traffic quality, which would have had a positive effect on our referral revenues and revenue per qualified referrals, or RPQR. However, the dynamics in the market beyond our marketplace are not static, and we believe that our advertisers continuously review their

Advertising Spend on our platform and on other advertising channels, and continuously seek to optimize their allocation of their spending among us and our competitors.

In addition, changes in foreign exchange rates can amplify or mute changes in these underlying trends in our revenues and RPQR. Although we denominate our CPCs in euro and have relatively little direct foreign currency translation with respect to our revenue, we believe that our advertisers’ decisions on the share of their booking revenues they are willing to pay to us are based on the currency in which the hotels being booked are priced. Accordingly, we have observed that advertisers tend to adjust their CPC bidding based on the relative strengthening or weakening of the euro as compared to the local functional currency in which the booking with our advertisers is denominated.

Recent trends
In the third quarter of 2018, our profitability improved substantially compared to the same period in 2017 as we reduced our Advertising Spend to adapt to the changing dynamics on our marketplace. These reductions were implemented across all segments, and were reflected in reduced brand marketing expenditure and increased return on investment targets for our performance marketing campaigns. While these measures improved our profitability, they also led to a reduction in traffic to our platform attributable to all marketing channels and accordingly resulted in a reduction in the number of Qualified Referrals.

As we optimized our Advertising Spend and continued to implement measures aimed at optimizing our platforms and product (as further described below), we were able to improve the quality of the traffic that we referred to our advertisers, particularly in Developed Europe and RoW, which was evident in the development of Revenue per Qualified Referral (RPQR) in those segments in the third quarter of 2018. We also continued to experience lower levels of commercialization as our largest advertisers appeared to have increased their return on investment targets for their spend on our marketplace compared to the same period in 2017. This, in turn, negatively impacted our share of the overall booking revenues generated by them from referrals on our platform and offset the positive effects from improved traffic quality, particularly in Americas and RoW.

In the third quarter of 2018, we continued to implement measures aimed at optimizing our platforms and product, with the intention of increasing user retention and booking conversion, while reducing the number of click-outs required to ultimately make a booking. We believe these relatively small, incremental changes to our product will result, when considered together, in improvements to our product and platforms. Since we make these changes by optimizing for traffic quality instead of volume, these changes will tend to have a negative impact on Qualified Referrals (in addition to the effect of declining Advertising Spend), but we believe they will have a long-term positive impact on RPQR.

In the third quarter of 2018, we experienced negative impacts on our referral revenues and RPQR due to relative weakening of certain local currencies in Latin America and Asia Pacific to the euro. In the nine months ended September 30, 2018, we experienced negative impacts on our referral revenues and RPQR from foreign exchange rate effects, in particular due to the relative weakening of the U.S. dollar and certain currencies in the Asia Pacific region to the euro. (The average exchange rate of euros to U.S. dollars increased 7.2% in the nine months ended September 30, 2018, as compared to the same period in 2017, calculated using the average for the particular period of the daily foreign exchange reference rates published by the European Central Bank.)

Reflecting our performance in the third quarter of 2018, we increased our profitability guidance for 2018. We now expect Adjusted EBITDA for 2018 to be between nil and negative €10 million, and continue to expect total revenue to decline when compared with the twelve months ending December 31, 2017.

Operating Metrics
We earn substantially all of our revenue when users of our websites and apps click on hotel offers or advertisements in our search results and are referred to one of our advertisers. We call this our Referral

Revenue. We also earn subscription fees for certain services we provide to advertisers, such as Hotel Manager Pro, although such subscription fees do not represent a significant portion of our revenue.

Referral Revenue, Other Revenue, Qualified Referrals & RPQR

Referral Revenue by Segment & Other Revenue (€ millions)
Management has identified three reportable segments, which correspond to our three operating segments: the Americas, Developed Europe and Rest of World (or "RoW"). Our Americas segment is comprised of Argentina, Brazil, Canada, Chile, Columbia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our Rest of World segment is comprised of all other countries, the most significant by revenue of which are Australia, Japan, India, New Zealand, Russia and Turkey. We believe the different trends in Referral Revenue across our reportable segments is primarily related to the different stages of development of our markets. We generate the most Referral Revenue in Developed Europe, our segment that includes the markets where we have operated the longest and where we have the highest level of brand awareness, but have also historically experienced relatively modest growth. Our revenue levels are relatively more resilient in newer markets, and as a result, our Referral Revenue in RoW increased slightly in the third quarter of 2018 than those observed in the other segments and increased slightly in the nine months ended September 30, 2018 as compared to the same period in 2017.

	Three months ended September 30,				Nine months ended September 30,
	2018	2017	Δ €	Δ %	2018	2017	Δ €	Δ % Y/Y
Americas	€80.8	€107.9	(27.1)	(25)%	€262.1	€325.9	(63.8)	(20)%
Developed Europe	114.4	121.0	(6.6)	(5)%	311.7	355.1	(43.4)	(12)%
Rest of World	55.3	54.9	0.4	1%	163.6	162.1	1.5	1%
Total Referral Revenue	€250.4	€283.8	(33.4)	(12)%	€737.4	€843.1	(105.7)	(13)%
Other Revenue	3.2	4.1	(0.9)	(22)%	10.6	10.8	(0.2)	(2)%
Total Revenue	€253.7	€287.9	(34.2)	(12)%	€748.0	€853.8	(105.8)	(12)%
Note: Some figures may not add due to rounding.

Total Revenue decreased by €34.2 million, or by 12% during the third quarter of 2018, and by €105.8 million or by 12% during the nine months ended September 30, 2018, in each case, compared to the same period in 2017. In both periods, revenue levels were negatively impacted by a decline in Qualified Referrals, lower levels of commercialization and unfavorable movements in foreign exchange rates.

Referral Revenue in the third quarter of 2018 decreased to €80.8 million and €114.4 million, or by 25% and 5% in Americas and Developed Europe, respectively, while Referral Revenue increased slightly to €55.3 million, or by 1% in RoW, as compared to the same period in 2017. Referral Revenue in Americas was negatively impacted by declining Qualified Referrals reflecting the reductions in our advertising spend, lower levels of commercialization and unfavorable movements in foreign exchange rates. These effects were partly offset by a slight improvement in traffic quality. Referral Revenue in Developed Europe was negatively impacted by a decline in Qualified Referrals and lower levels of commercialization, partly offset by the positive effect from significant improvement in traffic quality. Referral Revenue in RoW increased slightly compared to the same period in 2017 as the positive effect from improved traffic quality was partly offset by negatively impacts from lower levels of commercialization and a slight decline in Qualified Referrals.

Referral Revenue in the nine months ended September 30, 2018 decreased to €262.1 million and €311.7 million, or by 20% and 12% in Americas and Developed Europe respectively, as compared to the same period in 2017. Referral revenue in the nine months ended September 30, 2018 increased slightly to €163.6 million or by 1% in RoW as compared to the same period in 2017. Referral Revenue in Americas was negatively impacted by the decline in Qualified Referrals reflecting the reductions in our Advertising Spend and lower commercialization, as well as unfavorable foreign exchange effects, reflecting the relative weakening of the U.S. dollar to the euro. Referral Revenue in Developed Europe was negatively impacted by a decline in Qualified Referrals, reflecting the reductions in our Advertising Spend and lower levels of commercialization, which was partly compensated by improved traffic quality. Referral Revenue in RoW increased slightly compared to the same period in 2017 as the positive effects from increased Qualified Referrals and improved traffic quality were largely offset by declining levels of commercialization and unfavorable foreign exchange effects, reflecting the relative weakening of the U.S. dollar and certain currencies in the Asia Pacific region to the euro.

Other Revenue decreased by 22% to €3.2 million in the third quarter as compared to the same period in 2017 mainly due to the deconsolidation of myhotelshop in December 2017. In the nine months ended September 30, 2018, other revenue decreased by 2% to €10.6 million.

Qualified Referrals by Segment (in millions)

	Three months ended September 30,				Nine months ended September 30,
	2018	2017	Δ	Δ %	2018	2017	Δ	Δ % Y/Y
Americas	44.1	54.3	(10.2)	(19)%	151.0	161.8	(10.8)	(7)%
Developed Europe	75.8	90.1	(14.3)	(16)%	209.4	245.8	(36.4)	(15)%
Rest of World	69.1	69.7	(0.6)	(1)%	195.3	180.3	15.0	8%
Total	189.1	214.2	(25.1)	(12)%	€555.6	€587.8	(32.2)	(5)%
Note: Some figures may not add due to rounding.

Qualified Referrals in the third quarter of 2018 decreased year-over-year in all segments as the result of reductions in our Advertising Spend in the third quarter of 2018. All segments reflected the negative impacts of reduced click-out rates due to the completed roll-out of the attribution model and ongoing product optimizations. The decline in Americas was primarily driven by a reduction in marketing spend in North America. The decline in Developed Europe was due to a reduction in our brand marketing spend and an increase in the profitability targets in our performance marketing campaigns. The slight decline in RoW was driven by increasing profitability targets in our performance marketing campaigns while the decline in branded marketing spend in that segment had a minimal impact on Qualified Referrals.

Qualified Referrals in the nine months ended September 30, 2018 decreased in Americas and Developed Europe, while they increased in RoW compared to the same period in 2017. The decrease in Americas was due to the decline in Qualified Referrals in the second and third quarters of 2018 due to a reduction in our Advertising Spend, which was partly offset by the positive growth in Qualified Referrals in the first quarter of 2018. The decrease in Developed Europe was primarily due to a decline in the second and third quarter of 2018 reflecting a reduction in our Advertising Spend. The increase in RoW was driven by a strong increase in the first quarter of 2018 reflecting increased Advertising Spend, which was partly offset by the decline in the second and third quarters of 2018. All segments reflected the impact on click-out rates from the attribution model and product optimizations noted above.

Revenue Per Qualified Referrals (RPQR)
We use RPQR to measure how effectively we convert Qualified Referrals to revenue. RPQR is calculated as Referral Revenue divided by the total number of Qualified Referrals in a given period. Alternatively, RPQR can be separated into its price and volume components and calculated as follows:

RPQR = RPR x click-out rate
where
RPR = revenue per referral
click-out rate = referrals / Qualified Referrals

RPQR is a key financial metric that describes the quality of our referrals, the efficiency of our marketplace and, as a consequence, how effectively we monetize the referrals we provide our advertisers. Furthermore, we use RPQR to help us detect and analyze changes in market dynamics.

The following table sets forth the RPQR for our reportable segments for the periods indicated (based on Referral Revenue):

RPQR by Segment (in €)

	Three months ended September 30,			Nine months ended September 30,
	2018	2017	Δ %	2018	2017	Δ % Y/Y
Americas	€1.83	€1.99	(8)%	€1.74	€2.01	(13)%
Developed Europe	1.51	1.34	13%	1.49	1.44	3%
Rest of World	0.80	0.79	1%	0.84	0.90	(7)%
Consolidated RPQR	€1.32	€1.32	—%	€1.33	€1.43	(7)%

The following tables set forth the percentage change year-over-year in each of the components of RPQR for our reportable segments for the periods indicated (other than Qualified Referrals which are discussed above). Percentages calculated below are based on the unrounded amounts and therefore may not recalculate on a rounded basis.

% increase/(decrease) in RPR

	Three months ended September 30,	Nine months ended September 30,
	2018 vs 2017	2018 vs 2017
Americas	10.7%	—%
Developed Europe	34.0%	14.3%
Rest of World	23.1%	3.1%
Consolidated increase in RPR	21.3%	3.7%

% increase/(decrease) in number of referrals

	Three months ended September 30,	Nine months ended September 30,
	2018 vs 2017	2018 vs 2017
Americas	(32.7)%	(19.2)%
Developed Europe	(30.0)%	(23.8)%
Rest of World	(18.1)%	(2.6)%
Consolidated decrease in number of referrals	(26.5)%	(15.7)%

% increase/(decrease) in click-out rate referrals

	Three months ended September 30,	Nine months ended September 30,
	2018 vs 2017	2018 vs 2017
Americas	(17.2)%	(13.5)%
Developed Europe	(16.8)%	(10.5)%
Rest of World	(17.4)%	(10.1)%
Consolidated decrease in click-out rate referrals	(16.7)%	(10.8)%

During the third quarter of 2018, RPQR decreased by 8% in Americas and increased by 13% and 1% in Developed Europe and RoW, respectively, as compared to the same period in 2017. Consolidated RPQR was flat as increased RPQR in Developed Europe and RoW was offset by lower RPQR in Americas. The decline in Americas was primarily driven by lower levels of commercialization, unfavorable foreign exchange rates of certain Latin American currencies against the euro and a shift towards lower RPQR locales. These effects were partly offset by a slight improvement in traffic quality. The increases in Developed Europe and RoW were a result of positive effects of increased CPC bids and significant improvement in traffic quality from the attribution model and platform optimization, partly offset by lower levels of commercialization. The decline in commercialization in Developed Europe in the third quarter of 2018 was less pronounced than in the other segments.

During the nine months ended September 30, 2018, RPQR decreased by 13% and 7% in Americas and RoW, respectively, while it increased by 3% in Developed Europe as compared to the same period in 2017. Consolidated RPQR decreased by 7% and was driven by decreased RPQR in Americas and RoW. The declines in Americas and RoW were due to persistently lower levels of commercialization and the negative foreign exchange effects described above, partly offset in RoW by the positive effects of improved traffic quality from the attribution model and platform optimizations. The increase in Developed Europe was driven by positive effects of improved traffic quality from the attribution model and platform optimizations, partly offset by the negative impact from lower levels of commercialization.

Return on Advertising Spend
We track the ratio of our Referral Revenue to our Advertising Spend, or ROAS. We believe that ROAS is an indicator of the effectiveness of our advertising and it is our primary operating metric.

The following table sets forth the ROAS for our reportable segments for the periods indicated:

	Three months ended September 30,			Nine months ended September 30,
	2018	2017	Δ ppts	2018	2017	Δ ppts
ROAS by segment
Americas	135.7%	109.5%	26.2 ppts	115.1%	114.5%	0.6 ppts
Developed Europe	150.0%	128.7%	21.3 ppts	135.1%	130.0%	5.1 ppts
Rest of World	113.9%	86.7%	27.2 ppts	94.5%	91.4%	3.1 ppts
Consolidated ROAS	135.9%	110.9%	25.0 ppts	116.8%	114.7%	2.1 ppts

Consolidated ROAS improved to 135.9% in the third quarter of 2018 and to 116.8% in the nine months ended September 30, 2018, respectively, compared to 110.9% and 114.7% in the same periods in 2017.

ROAS improved by 26.2 ppts, 21.3 ppts and 27.2 ppts in Americas, Developed Europe and RoW, respectively, in the third quarter of 2018, compared to the same period in 2017. As noted above, we made significant reductions in our Advertising Spend across all segments in the third quarter of 2018 in order to improve profitability. These reductions were implemented across all segments, and were reflected in reduced brand marketing expenditure and increased return on investment targets for our performance marketing campaigns. Reflecting these changes, our return on brand marketing spend improved substantially.

In the nine months ended September 30, 2018, ROAS slightly improved across all segments by 0.6 ppts, 5.1 ppts and 3.1 ppts in Americas, Developed Europe and RoW, respectively, compared to the same period in 2017. The increase was mainly driven by substantial improved return on brand marketing spend in the third quarter of 2018, and partly offset by lower ROAS in the first quarter of 2018 when we lowered profitability targets on our Advertising Spend to support revenue levels.

Expenses (€ millions)

	Costs and Expenses			As a % of Revenue
	Three months ended September 30,			Three months ended September 30,
	2018	2017	Δ %	2018	2017	Δ in ppts
Cost of revenue	€1.4	€1.8	(22)%	1%	1%	—%
of which share-based compensation	0.1	0.0	0%
Selling and marketing	204.2	274.4	(26)%	80%	95%	(15)%
of which share-based compensation	0.8	0.8	—%
Technology and content	17.1	13.4	28%	7%	5%	2%
of which share-based compensation	1.5	0.8	88%
General and administrative	12.7	12.1	5%	5%	4%	1%
of which share-based compensation	3.0	3.2	(6)%
Amortization of intangible assets	0.4	0.4	0%	0%	0%	0%
Total costs and expenses	€235.8	€302.2	(22)%	93%	105%	(12)%

	Costs and Expenses			As a % of Revenue
	Nine months ended September 30,			Nine months ended September 30,
	2018	2017	Δ % Y/Y	2018	2017	Δ in ppts
Cost of revenue	€4.4	€4.3	2%	1%	1%	—%
of which share-based compensation	0.1	0.1	0%
Selling and marketing	687.9	781.2	(12)%	92%	91%	1%
of which share-based compensation	2.6	2.7	(4)%
Technology and content	49.6	38.1	30%	7%	4%	3%
of which share-based compensation	3.6	2.8	29%
General and administrative	42.8	32.2	33%	6%	4%	2%
of which share-based compensation	8.9	6.7	33%
Amortization of intangible assets	1.3	2.8	(54)%	0%	0%	0%
Total costs and expenses	€786.0	€858.6	(8)%	105%	101%	4%
Note: Some figures may not add due to rounding.

Cost of revenue
For the third quarter of 2018, cost of revenue decreased by €0.4 million to €1.4 million, or 22% year-over-year, compared to the same period in 2017 due to lower data center and server expenses.

For the nine months ended September 30, 2018, cost of revenue remained stable at €4.4 million, compared to the same period in 2017.

Selling and marketing
Selling and marketing expense was 80% and 92% of total revenue in the third quarter of 2018 and in the nine months ended September 30, 2018, respectively, compared to 95% and 91% in the same periods in 2017.

In the third quarter of 2018, selling and marketing expense decreased by €70.2 million, or by 26% year-over-year to €204.2 million, of which €184.3 million, or 90%, was Advertising Spend. The decrease was driven by reductions in Advertising Spend to €59.6 million, €76.3 million and €48.5 million in Americas, Developed Europe and RoW, respectively, compared to €98.5 million, €94.0 million and €63.4 million in the same period in 2017. In the nine months ended September 30, 2018, selling and marketing expense decreased by €93.3 million, or by 12% period-over-period to €687.9 million, of which €631.6 million, or 92% was Advertising Spend. The decrease was driven by reductions in Advertising Spend to €227.7 million, €230.7 million and €173.2 million in Americas, Developed Europe and RoW.

For the third quarter of 2018, we made significant reductions in our Advertising Spend across all segments in order to improve our Return on Advertising Spend ("ROAS"). In the third quarter of 2018, we reduced Advertising Spend by 39% in Americas, 19% Developed Europe and 24% in RoW, in each case compared to the same period in 2017. In the nine months ended September 30, 2018, Advertising Spend decreased by 20% in Americas, 16% in Developed Europe and 2% in RoW, in each case compared to the same period in 2017. The decreases in Advertising Spend in the nine months ended September 30, 2018 were primarily due to the reductions we made during the second and third quarter of 2018. In Americas and RoW, Advertising Spend also benefited from favorable movements in foreign exchange rates in the first half of 2018, reflecting the relative weakening of the U.S. dollar and of certain currencies in the Asian Pacific region to the euro as a smaller part of the Advertising Spend in these regions is also invoiced in local currencies.

For the third quarter of 2018, other selling and marketing expense excluding share-based compensation increased by €1.4 million to €19.1 million, or 8% year-over-year, and for the nine months ended September 30, 2018, increased by €10.2 million to €53.7 million, or 23% period-over-period.

Most of the increase in the third quarter of 2018 compared to the same period in 2017 was driven by higher production costs for television advertisements of €2.2 million, including advertisements which were aired and should have been expensed in prior quarters in accordance with our accounting policies. In the nine months ended September 30, 2018, production costs for television advertisements increased €7.7 million compared to the same period in 2017.

Personnel costs decreased by €0.3 million in the third quarter of 2018 compared to the same period in 2017 driven by a reduction in our compensation expense and employee benefits, that was partly offset by severance payments in the third quarter of 2018. In the nine months ended September 30, 2018, personnel costs increased by €1.9 million mainly driven by higher compensation expense as our headcount was higher in the first two quarters of 2018 compared to the same period in 2017, combined with severance payments in 2018. This increase was partly offset by lower people related costs in the nine months ended September 30, 2018 compared to the same period in 2017.

Share-based compensation remained stable at €0.8 million in the third quarter of 2018 and decreased by €0.1 million to €2.6 million in the nine months ended September 30, 2018, compared to the same periods in 2017.

Technology and content
For the third quarter of 2018, technology and content expense increased by €3.7 million to €17.1 million, or 28% year-over-year, and for the nine months ended September 30, 2018, increased by €11.5 million to €49.6 million period-over-period, or 30% compared to the same period in 2017.

The increase in technology and content expense was primarily driven by higher costs for third-party IT service providers of €0.9 million in the third quarter of 2018 and of €2.0 million in the nine months ended September 30, 2018, compared to the same periods in 2017. The increase was also driven by additional depreciation expense of €0.7 million and €1.5 million and office expenses of €0.5 million and €1.4 million, in the third quarter and nine months ended September 30, 2018, respectively, compared to the same periods in 2017, mostly due to expansions relating to headcount increases in the first two quarters of 2018.

Personnel costs increased by €0.5 million in the third quarter of 2018 mainly because of higher compensation expenses compared to the same period in 2017, that were partly offset by lower employee benefits. Personnel costs increased by €4.0 million in the nine months ended September 30, 2018 compared to the same period in 2017 as our compensation expenses were higher.

Share-based compensation increased by €0.7 million and €0.8 million during the third quarter and nine months ended September 30, 2018, compared to the same periods in 2017.

General and administrative
General and administrative expenses increased by €0.6 million, or 5% year-over-year, to €12.7 million in the third quarter of 2018 and increased by €10.6 million, or 33% period-over-period, to €42.8 million in the nine months ended September 30, 2018, compared to the same periods in 2017.

For the third quarter ended September 30, 2018, professional fees and other expenses increased by €0.4 million compared to the same period in 2017, mostly driven by an increase in depreciation expense of €0.4 million and in legal expenses of €0.3 million, partly offset by lower losses on receivables. In the nine months ended September 30, 2018, professional fees and other expenses increased by €4.8 million compared to the same period in 2017, primarily due to an increase in legal, audit and consulting expenses of €4.5 million, as well as the impairment of internal-use software in the second quarter of 2018. Additionally, depreciation expense increased in the nine months ended September 30, 2018 compared to the same period in 2017, which was partly offset by a decrease in losses on receivables.

Personnel and recruiting expenses increased by €0.4 million and €3.7 million for the third quarter and nine months ended September 30, 2018, primarily due to an increase in headcount compared to the same periods in 2017, as well as severance payments in the third quarter of 2018.

Share-based compensation decreased by €0.2 million to €3.0 million in the third quarter of 2018 and increased by €2.2 million to €8.9 million in the nine months ended September 30, 2018, compared to the same periods in 2017.

trivago Campus
We moved into our new campus in Düsseldorf in June 2018. The contractual lease agreements triggered build-to-suit treatment under U.S. GAAP, and the move-in triggered a sale and subsequent leaseback transaction. We have bifurcated our lease payments relating to the premises into a portion that is allocated to the building (a reduction of the financing obligation) and a portion that is allocated to the land on which the building was constructed. The portion of the lease obligations allocated to the land is treated as an operating lease that commenced in July 2015. In connection with this lease, we recorded non-cash land rent expense of €0.4 million in the third quarter of 2018 and €1.3 million in the nine months ended September 30, 2018, in line with the same periods in 2017. The non-cash land rent expense was classified as general and administrative expense until move-in in June 2018 and has since been allocated amongst operating costs. Depreciation of the fixed asset commenced upon construction completion, resulting in €0.7 million of depreciation expense for the third quarter of 2018 and €0.9 million for the nine months ended September 30, 2018, of which the majority is recorded as technology and content expense.

Amortization of intangible assets
Amortization of intangible assets remained unchanged at €0.4 million during the third quarter of 2018 and decreased by €1.5 million to €1.3 million during the nine months ended September 30, 2018 compared to the same periods in 2017. These amortization costs relate predominantly to intangible assets recognized by Expedia Group upon the acquisition of a majority stake in trivago in 2013, which were allocated to trivago. The amortization expense decreased for the nine months ended September 30, 2018 as some of these intangible assets reached the end of their useful lives in the first quarter of 2017.

Share-based compensation
Share-based compensation increased by €0.5 million to €5.4 million in the third quarter of 2018 and by €2.9 million to €15.2 million in the nine months ended September 30, 2018, compared to the same periods in 2017.

Net income/(loss) attributable to trivago N.V. and Adjusted EBITDA(1) (€ millions)

	Three months ended September 30,			Nine months ended September 30,
	2018	2017	Δ €	2018	2017	Δ €
Operating income/(loss)	€17.9	€(14.3)	32.2	€(38.0)	€(4.8)	(33.2)
Other income/(expense)
Interest expense	(0.7)	(0.0)	(0.7)	(1.0)	(0.0)	(1.0)
Other, net	(0.1)	0.3	(0.4)	(0.4)	0.1	(0.5)
Total other income/(expense), net	€(0.8)	€0.3	(1.1)	€(1.4)	€0.1	(1.5)

Income/(loss) before income taxes	17.1	(14.0)	31.1	(39.3)	(4.7)	(34.6)
Expense/(benefit) for income taxes	7.1	(6.3)	13.4	(6.8)	(1.3)	(5.5)
Income/(loss) before equity method investment	€10.0	€(7.7)	17.7	€(32.5)	€(3.5)	(29.0)
Income from equity method investment	0.1	—	0.1	0.0	—	0.0
Net income/(loss)	€10.1	€(7.7)	17.8	€(32.5)	€(3.5)	(29.0)

Net (income)/loss attributable to noncontrolling interests	—	1.9	(1.9)	—	0.5	(0.5)
Net income/(loss) attributable to trivago N.V.	€10.1	€(5.9)	16.0	€(32.5)	€(2.9)	(29.6)

Adjusted EBITDA	€26.6	€(7.1)	33.7	€(13.0)	€15.3	(28.3)
Note: Some figures may not add due to rounding.
(1) “Adjusted EBITDA” (Adjusted Earnings Before Interest, Taxes, Depreciation, Amortization, and Share Based Compensation) is a non-GAAP measure. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 24 to 25 herein for explanations and reconciliations of non-GAAP measures used throughout this release.

Net income attributable to trivago N.V. was €10.1 million in the third quarter of 2018, reflecting a substantial increase in our profitability as we reduced our Advertising Spend to adapt to the changing dynamics on our marketplace. Adjusted EBITDA increased to €26.6 million in the third quarter of 2018, compared to a loss of €7.1 million in the third quarter of 2017. The decline in Adjusted EBITDA to a loss of €13.0 million in the nine months ended September 30, 2018 compared to €15.3 million in the same period in 2017 was primarily driven by the losses we incurred in the first half of 2018.

Income taxes
Income tax expense was €7.1 million in the third quarter of 2018 compared to income tax benefit of €6.3 million in the same period in 2017. The total weighted average tax rate was 30%, which is mainly driven by the German statutory rate of approximately 31%. Our effective tax rate was 41.6% largely due to the effect of share-based compensation expenses, which are non-deductible for tax purposes, compared to 44.8% in the third quarter in 2017.

In the nine months ended September 30, 2018, income tax benefit was €6.8 million compared to income tax benefit of €1.3 million in the same period in 2017. Our effective tax rate was 17.4% compared to 26.8% in the same period in 2017. The effective tax rates for the first nine months ended September 30, 2018 and 2017 were mainly due to the effect of share-based compensation expenses.

Balance sheet, cash flows and capitalization
Total Cash, cash equivalents and restricted cash were €147.5 million as of September 30, 2018, of which
144.9 million were Cash, cash equivalents and restricted cash and €2.6 million long-term restricted cash included in other long-term assets in the balance sheet mainly for the new campus building, compared to total Cash, cash equivalents and restricted cash of €192.9 million as of December 31, 2017. The decrease was mainly driven by negative cash flow from operating activities of €23.3 million, which is primarily due to a net loss of €32.5 million. Changes in operating assets and liabilities further contributed to the decrease as accounts receivable increased significantly more than accounts payable. Accounts receivable increased by €18.4 million, of which €7.8 million were related party receivables, as of September 30, 2018 compared to December 31, 2017. The increase was mainly driven by the seasonality in the revenue development of total referral revenue increasing from €177.2 million in the last quarter of 2017 to €250.4 million in the third quarter of 2018. Accounts payable decreased by €1.3 million as of September 30, 2018 compared to December 31, 2017.

The decrease in cash, cash equivalents and restricted cash was further driven by negative cash flows from investing activities of €22.1 million, which mainly consisted of capital expenditures related to the new campus.

Our current ratio decreased from 3.7 as of December 31, 2017 to 3.3 as of September 30, 2018 as a result of the movement in our accounts receivable.

During the construction period of both buildings related to our new campus in Düsseldorf, we are deemed the accounting owner and treat the construction as if we were the legal owner of the construction project. As such, an asset for construction-in-process and a liability for those costs not funded by trivago are recorded on our balance sheet. Upon moving into the first building in June 2018, we continue to be the accounting owner, and we are treating it as a financing. The second building remains under construction and we continue to recognize an asset and liability on our balance sheet for the construction costs that are not funded by trivago.

Update on legal proceedings
On August 23, 2018, the Australian Competition and Consumer Commission, or ACCC, instituted proceedings in the Australian Federal Court against us. The ACCC alleged breaches of Australian consumer law relating to our advertisements in Australia concerning the hotel prices available on our Australian site and our strike-through pricing practice, which is the display adjacent to the price quote in the top position in our search results of a higher price that is crossed out. On September 21, 2018, we agreed to participate in a mediation with the ACCC. If the matter is not resolved as part of that process, we will file a response to the ACCC's statement of claim within seven days of the end of the mediation. Management has established a provision in respect of this matter.

A consolidated class action is pending against us in the United States District Court for the Southern District of New York alleging securities law violations in our IPO registration statement and certain later disclosures.

Our motion to dismiss the action is pending with the court. We are unable to estimate this matter’s potential effect on our financial position and results of operations.

The U.K. Competition & Markets Authority, or CMA, announced the launch of a consumer law investigation into online hotel booking sites in the United Kingdom in October 2017. On July 26, 2018, the CMA informed us of its decision to open an investigation into certain of our display practices in the United Kingdom that the CMA considers may violate U.K. consumer law. We are actively engaging with the CMA in relation to these matters to resolve the CMA’s concerns. We are unable to estimate this matter’s potential effect on our financial position and results of operations.

The outcomes of these matters could have a material adverse effect on our business, financial condition or results of operations.

trivago N.V. Condensed consolidated balance sheets
(€ thousands, except per share amounts) (unaudited)

ASSETS	As of September 30, 2018	As of December 31, 2017
Current assets:
Cash and cash equivalents	€144,770	€190,201
Restricted cash	103	103
Accounts receivable, less allowance of €427 and €231 at September 30, 2018 and December 31, 2017, respectively	53,685	43,062
Accounts receivable, related party	46,842	39,063
Tax receivable	904	2,092
Prepaid expenses and other current assets	10,967	18,758
Total Current Assets	257,271	293,279

Property and equipment, net	156,458	114,471
Other long-term assets	6,657	6,955
Intangible assets, net	172,030	173,294
Goodwill	490,522	490,455
TOTAL ASSETS	€1,082,938	€1,078,454

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	€50,025	€51,307
Income taxes payable	—	3,428
Deferred revenue	9,317	8,941
Accrued expenses and other current liabilities	17,817	14,711
Total current liabilities	77,159	78,387

Deferred income taxes	41,035	48,305
Other long-term liabilities	127,882	97,787

Stockholders’ equity:
Class A common stock, €0.06 par value - 700,000,000 shares authorized, 38,045,102 and 30,916,474 shares issued and outstanding as of September 30, 2018 and December 31, 2017, respectively	1,863	1,855
Class B common stock, €0.60 par value - 320,000,000 shares authorized, 312,799,967 and 319,799,968 shares issued and outstanding as of September 30, 2018 and December 31, 2017, respectively	191,880	191,880
Reserves	745,649	730,431
Contribution from parent	122,307	122,307
Accumulated other comprehensive loss	(134)	(180)
Accumulated deficit	(224,703)	(192,318)
Total stockholders’ equity attributable to trivago N.V.	836,862	853,975
Noncontrolling interest	—	—
Total stockholders' equity	836,862	853,975
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	€1,082,938	€1,078,454

trivago N.V. Condensed consolidated statements of operations
(€ thousands, except per share amounts) (unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Revenue	€171,601	€188,760	€478,197	€556,831
Revenue from related party	82,074	99,100	269,841	297,009
Total revenue	253,675	287,860	748,038	853,840

Costs and expenses:
Cost of revenue, including related party, excluding amortization (1)(3)	1,408	1,846	4,434	4,355
Selling and marketing (1)(3)	204,208	274,393	687,915	781,173
Technology and content, including related party (1)(2)(3)	17,094	13,429	49,631	38,128
General and administrative, including related party (1)(2)(3)	12,690	12,082	42,777	32,153
Amortization of intangible assets (2)	421	412	1,263	2,798
Operating income/(loss)	17,854	(14,302)	(37,982)	(4,767)

Other income/(expense)
Interest expense	(696)	(11)	(997)	(42)
Other, net	(91)	305	(368)	95
Total other income/(expense), net	(787)	294	(1,365)	53

Income/(loss) before income taxes	17,067	(14,008)	(39,347)	(4,714)
Expense/(benefit) for income taxes	7,101	(6,282)	(6,828)	(1,261)
Income/(loss) before equity method investment	9,966	(7,726)	(32,519)	(3,453)
Income/(loss) from equity method investment	87	—	41	—
Net income/(loss)	10,053	(7,726)	(32,478)	(3,453)
Net (income)/loss attributable to noncontrolling interests	—	1,855	—	540
Net income/(loss) attributable to trivago N.V.	€10,053	€(5,871)	€(32,478)	€(2,913)

Earnings per share attributable to trivago N.V. available to common stockholders(4):
Basic	€0.03	€(0.02)	€(0.09)	€(0.01)
Diluted	0.03	(0.02)	(0.09)	(0.01)
Shares used in computing earnings per share:
Basic	350,828	268,521	350,787	249,039
Diluted	355,416	268,521	350,787	249,039

(1) Includes share-based compensation as follows:
Cost of revenue	€57	€33	€138	€85
Selling and marketing	773	817	2,572	2,707
Technology and content	1,492	801	3,584	2,841
General and administrative	3,035	3,244	8,920	6,677

(2) Includes amortization as follows:
Amortization of internal use software and website development costs included in technology and content	€561	€449	€1,565	€1,248
Amortization of internal use software costs included in general and administrative	224	58	562	58
Amortization of acquired technology included in amortization of intangible assets	(32)	24	182	24

(3) Includes related party expense as follows:
Cost of revenue	€15	€18	€43	€51
Selling and marketing	5	—	5	—
Technology and content	198	113	474	242
General and administrative	4	12	4	103

(4) Represents basic and diluted earnings per share of Class A and Class B common stock and weighted-average shares of Class A and Class B common stock outstanding for the period from January 1 through September 30 for the respective years.

We have reclassified certain amounts related to our prior period results to conform to our current period presentation.

trivago N.V. Condensed consolidated statements of cash flows
(€ thousands) (unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Operating activities:
Net income/(loss)	€10,053	€(7,726)	€(32,478)	€(3,453)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in):
Depreciation (property and equipment and internal-use software and website development)	2,961	1,869	8,490	4,999
Amortization of intangible assets	421	412	1,263	2,798
Impairment of internal-use software and website development	—	—	1,145	—
Share-based compensation	5,357	4,895	15,214	12,310
Deferred income taxes	7,101	(1,057)	(7,270)	(1,990)
Foreign exchange (gain) loss	109	(307)	340	(173)
Bad debt expense	132	452	320	564
Loss on sale of fixed assets	383	—	390	—
Gain from equity method investment	(87)	—	(41)	—
Changes in operating assets and liabilities:
Accounts receivable, including related party	40,830	32,526	(18,997)	(57,462)
Prepaid expense and other assets	7,427	(733)	8,300	(3,376)
Accounts payable	(25,121)	(42,226)	(1,820)	24,303
Accrued expenses and other liabilities	2,457	291	3,419	3,827
Deferred revenue	27	1,658	681	4,285
Taxes payable/receivable, net	(1,065)	(6,041)	(2,240)	(3,245)
Net cash provided by/(used in) operating activities	€50,985	€(15,987)	€(23,284)	€(16,613)

Investing activities:
Acquisition of business, net of cash acquired	—	(673)	—	(673)
Capital expenditures, including internal-use software and website development	(4,893)	(6,077)	(22,176)	(11,614)
Proceeds from sale of fixed assets	59	—	85	—
Net cash used in investing activities	€(4,834)	€(6,750)	€(22,091)	€(12,287)

Financing activities:
Payments of initial public offering costs	—	—	—	(4,038)
Dividends paid to NCI	—	—	—	(158)
Net proceeds from issuance of common stock	3	41	11	41
Tax payments for shares withheld	—	(3,062)	—	(3,062)
Net cash provided by/(used in) financing activities	€3	€(3,021)	€11	€(7,217)

Effect of exchange rate changes on cash	35	(448)	(67)	(1,075)
Net increase/(decrease) in cash, cash equivalents and restricted cash	€46,189	€(26,206)	€(45,431)	€(37,192)
Cash, cash equivalents and restricted cash at beginning of the period	101,280	217,196	192,900	228,182
Cash, cash equivalents and restricted cash at end of the period	€147,469	€190,990	€147,469	€190,990

Supplemental cash flow information:
Cash paid for interest	€190	€—	€223	€2
Cash paid for taxes, net of (refunds)	2,127	1,103	3,300	4,137
Non-cash investing and financing activities:
Fixed assets-related payable	1,688	1,448	1,688	1,448
Capitalization of construction in process related to build-to-suit lease	8,002	18,682	29,408	41,054

Earnings per Share and Ownership of the Company
Basic and diluted earnings per share of common stock is computed by dividing net income attributable to trivago N.V., after adjusting for noncontrolling interest, by the weighted average number of Class A and Class B shares outstanding during the period.

The following table presents our basic and diluted earnings per share:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Numerator (€ thousands)
Net income/(loss)	€10,053	€(7,726)	€(32,478)	€(3,453)
Less: net (income)/loss attributable to noncontrolling interest	—	1,855	—	540
Net income/(loss) attributable to trivago N.V.	€10,053	€(5,871)	€(32,478)	€(2,913)

Denominator (in thousands)
Weighted average number of common shares:
Basic	350,828	268,521	350,787	249,039
Diluted	355,416	268,521	350,787	249,039

Net income (loss) per share attributable to common stockholders of trivago N.V.:
Basic(1)	€0.03	€(0.02)	€(0.09)	€(0.01)
Diluted(2)	€0.03	€(0.02)	€(0.09)	€(0.01)
(1) Basic net income (loss) per common share attributable to common stockholders of trivago N.V. is computed by dividing (A) net income (loss) attributable to trivago N.V. by (B) basic weighted average common shares outstanding.
(2) Diluted net income (loss) per common share attributable to common stockholders of trivago N.V. is computed by dividing (A) net income (loss) attributable to trivago N.V. by (B) the diluted weighted average common shares outstanding, which has been adjusted to include potentially dilutive securities. Diluted net income (loss) per common share attributable to trivago N.V. for the nine months ended September 30, 2018 and for the periods in 2017 does not include the effects of the exercise of then outstanding stock options as the inclusion of these instruments would have been anti–dilutive.

On September 7, 2017, the merger of trivago GmbH into and with trivago N.V. became effective. Pursuant to the merger, our founders exchanged all of their units of trivago GmbH remaining after the pre-IPO corporate reorganization (as defined and further described in our 2016 annual report on Form 20-F) for Class B shares of trivago N.V.

The ownership of trivago N.V. as of September 30, 2018, is as follows:

	Class A shares	Class B shares	Total
Founders, collectively	—	103,791,879	103,791,879
Public	38,045,102	—	38,045,102
Expedia	—	209,008,088	209,008,088
Total	38,045,102	312,799,967	350,845,069

	Class A shares in %	Class B shares in %	Total
Founders, collectively	—%	29.6%	29.6%
Public	10.8%	—%	10.8%
Expedia	—%	59.6%	59.6%
Total	10.8%	89.2%	100.0%

trivago N.V. Key Metrics

•
The following metrics are intended as a supplement to the financial information found in this release and the financial statements included in our filings with the Securities and Exchange Commission ("SEC"). In the event of discrepancies between amounts in these tables and our historical financial statements, readers should rely on our filings with the SEC and our most recent financial statements filed with the SEC.

•
We intend to periodically review and refine the definition, methodology and appropriateness of each of our supplemental metrics. As a result, metrics are subject to removal and/or change, and such changes could be material.

•	These metrics do not include adjustments for one-time items, acquisitions, foreign exchange or other adjustments.

•	Some numbers may not add due to rounding.

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
ROAS by segment
Americas	135.7%	109.5%	115.1%	114.5%
Developed Europe	150.0%	128.7%	135.1%	130.0%
Rest of World	113.9%	86.7%	94.5%	91.4%
Consolidated ROAS	135.9%	110.9%	116.8%	114.7%

QR by segment (in millions)
Americas	44.1	54.3	151.0	161.8
Developed Europe	75.8	90.1	209.4	245.8
Rest of World	69.1	69.7	195.3	180.3
Consolidated QR	189.1	214.2	555.6	587.8

RPQR by segment
Americas	€1.83	€1.99	€1.74	€2.01
Developed Europe	1.51	1.34	1.49	1.44
Rest of World	0.80	0.79	0.84	0.90
Consolidated RPQR	€1.32	€1.32	€1.33	€1.43

Notes & Definitions:
Current Ratio: The current ratio is used to measure the company´s ability to pay off its short-term liabilities with its current assets and is an important measure of liquidity. The current ratio is calculated by dividing the company´s total current assets by the company´s total current liabilities.

Referral Revenue: We use the term “referral” to describe each time a visitor to one of our websites or apps clicks on a hotel offer or advertisement in our search results and is referred to one of our advertisers. We charge our advertisers for each referral on a cost-per-click (CPC) basis.

ROAS: The ratio of our referral revenue to our advertising spend in a given period, or return on Advertising Spend. We invest in multiple marketing channels, such as: TV; out-of-home advertising; search engine marketing; display advertising campaigns on advertising networks, affiliate websites, social networking sites and email marketing; online video; mobile app marketing and content marketing.

RPQR: We use average revenue per qualified referral, to measure how effectively we convert qualified referrals to revenue. RPQR is calculated as referral revenue divided by the total number of qualified referrals in a given period.

QR: We define a qualified referral as a unique visitor per day that generates at least one referral. For example, if a single visitor clicks on multiple hotel offers in our search results in a given day, they count as multiple referrals, but as only one qualified referral.

Definitions of Non-GAAP Measures
Adjusted EBITDA:
We define adjusted EBITDA as net income (loss):

1.	Less: income/(loss) from equity method investment

2.	Plus: expense/(benefit) for income taxes,

3.	Plus: total other (income)/expense, net,

4.	Plus: depreciation of property and equipment, including amortization of internal use software and website development

5.	Plus: amortization of intangible assets, and

6.	Plus: share-based compensation

Adjusted EBITDA is a non-GAAP financial measure. A “non-GAAP financial measure” refers to a numerical measure of a company’s historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with U.S. GAAP in such company’s financial statements. We present this non-GAAP financial measure because it is used by management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. We also believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our operating performance and consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods. Our use of adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results reported in accordance with U.S. GAAP, including net loss. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•
Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and

•	Other companies, including companies in our own industry, may calculate adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

The Company is not able to provide a reconciliation of this adjusted EBITDA guidance to net income/(loss), the comparable GAAP measure, because certain items that are excluded from adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, it is unable to forecast the timing or magnitude of share-based compensation, interest, taxes, depreciation and amortization without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income/(loss) in the future.

Tabular Reconciliations for Non-GAAP Measures
Adjusted EBITDA (Adjusted Earnings Before Interest, Taxes, Depreciation & Amortization and Share Based Compensation) (€ millions)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Net income/(loss)	€10.1	€(7.7)	€(32.5)	€(3.5)
Income from equity method investment	0.1	0.0	0.0	0.0
Income/(loss) before equity method investment	€10.0	€(7.7)	€(32.5)	€(3.5)
Expense/(benefit) for income taxes	7.1	(6.3)	(6.8)	(1.3)
Income/(loss) before income taxes	€17.1	€(14.0)	€(39.3)	€(4.7)
Add/(less):
Interest expense	0.7	0.0	1.0	0.0
Other, net	0.1	(0.3)	0.4	(0.1)
Operating income/(loss)	€17.9	€(14.3)	€(38.0)	€(4.8)
Depreciation	3.0	1.9	8.5	5.0
Amortization of intangible assets	0.4	0.4	1.3	2.8
EBITDA	€21.2	€(12.0)	€(28.2)	€3.0
Share-based compensation	5.4	4.9	15.2	12.3
Adjusted EBITDA	€26.6	€(7.1)	€(13.0)	€15.3
Note: Some figures may not add due to rounding.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of October 24, 2018 and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business.

Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:

•	any reduction in spending or any change in bidding strategy by one or more of our largest advertisers and the effect of these changes on our profitability and revenue levels;

•	the extent to which our advertisers prioritize profitability over traffic growth;

•	our ability to be profitable in future quarters and to return to a growth trajectory as our business matures;

•	our ability to increase advertiser diversity on our market;

•
the success of measures we are implementing aimed at maximizing the life-time value of the user, including the “attribution model” with respect to the allocation of performance marketing Advertising Spend;

•	global political and economic instability and other events beyond our control;

•	increasing competition and consolidation in our industry;

•	our advertiser concentration;

•	our ability to maintain and increase our brand awareness as we reduce our Advertising Spend;

•	our ability to maintain and/or expand relationships with, and develop new relationships with, hotel chains and independent hotels as well as OTAs;

•	our reliance on search engines, which may change their algorithms;

•	any inaccuracies in, or misinterpretation of, the assumptions and estimates and data we use to make decisions about our business;

•	the potential development and impact on us of legal and regulatory proceedings to which we are or may become subject;

•	our reliance on technology;

•	our ability to establish and maintain an effective system of internal control over financial reporting and avoid any future material weakness;

•	our ability to attract, train and retain executives and other qualified employees; and

•	our entrepreneurial culture and decentralized decision making;

as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's Annual Report on Form 20-F for the fiscal year ended December 31, 2017 as such risks and uncertainties may be updated from time to time. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this release, whether as a result of new information, future events or otherwise.